SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Torchlight Energy Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 Per Share Par Value

(Title of Class of Securities)

89102U103

(Cusip Number)

Greg McCabe

500 West Texas Ave., Suite 890

Midland, Texas 79701

432-684-0018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The total number of shares of stock reported herein with respect to Greg McCabe is 11,148,390, which constitutes approximately 19.2% of the 57,948,960 shares of Stock deemed outstanding with respect to Mr. McCabe pursuant to Rule 13d-3(d)(1)(i) under the Act. The total number of shares of stock reported herein with respect to G Mc Exploration, LLC is 884,055, which constitutes approximately 1.5% of the 57,948,960 shares of Stock deemed outstanding with respect to G Mc Exploration, LLC pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 89102U103	13D

1.	Name of Reporting Person: Greg McCabe
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds: PF (See Item 3)
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States citizen
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 10,264,335
	8.	Shared Voting Power: 884,055(1)
	9.	Sole Dispositive Power: 10,264,335
	10.	Shared Dispositive Power: 884,055(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,148,390(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 19.2%
14.	Type of Reporting Person: IN

(1)	McCabe may be deemed to have shared voting and shared dispositive power over 797,099 shares owned of record by GME and 86,956 shares issuable upon exercise of warrants held by GME, in each case, based on his ownership of 50% of the outstanding membership interests of GME.
(2)	Includes 797,099 shares owned of record by GME, and 86,956 shares issuable upon exercise of warrants issued to GME. McCabe may be deemed to have beneficial ownership of such shares based on his ownership of 50% of the outstanding membership interests of GME.

CUSIP No. 89102U103	13D

1.	Name of Reporting Person: G Mc Exploration, LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds: OO (See Item 3)
5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Texas
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power: 884,055(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 884,055(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 884,055(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 1.5%
14.	Type of Reporting Person: OO

(1)	Includes 86,956 shares issuable upon exercise of warrants issued to GME.

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend and supplement the Schedule 13D Statement filed by the undersigned on May 27, 2015 (as amended by that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Stock”), of Torchlight Energy Resources, Inc. (the “Issuer”), to update certain information with respect to the undersigned’s interest in the Stock and to correct errors in the information previously provided in the Schedule 13D. Such errors were the result of certain shares being inadvertently issued incorrectly in the name of Greg McCabe (“McCabe”) despite being purchased with funds provided by G Mc Exploration, LLC, a Texas limited liability company the membership interests of which are 50% owned by McCabe (“GME”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and supplemented by adding the following to (c):

On July 11, 2016, McCabe was appointed as a new member of the Board of Directors of the Issuer. As of October 11, 2016, McCabe was appointed Chairman of the Board of Directors of the Issuer.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The second paragraph of Item 3 is hereby amended and restated in its entirety as follows:

On March 30, 2015, McCabe entered into a letter agreement with the Issuer (the “Option Agreement”) whereby the Issuer granted McCabe an option to acquire 631,250 shares of the Stock at a price per share of approximately $0.36 as consideration for McCabe’s agreement to extend the deadline described above for drilling on the real property leased by Hudspeth and MPC. On May 28, 2015, McCabe assigned to GME the option to purchase 310,000 shares of the 631,250 total shares that McCabe had the option to purchase under the Option Agreement. On May 28, 2015, McCabe and GME exercised their respective options under the Option Agreement and used an aggregate amount of $225,000 of personal funds and cash on hand, respectively, to purchase 321,250 shares and 310,000 shares of the Stock, respectively, pursuant to these options. None of such funds were borrowed or otherwise obtained by McCabe or GME for the purpose of acquiring, holding, trading or voting the shares.

Item 3 is hereby amended by adding the following paragraphs to the end of Item 3:

On September 30, 2015, McCabe and GME received 97,772 and 16,295 shares of Stock, respectively, as a quarterly interest payment due on their respective shares of preferred stock described above and in the Certificate (the “Series A Convertible Preferred Stock”). On December 31, 2015, McCabe and GME received 78,904 and 13,150 shares of Stock, respectively, as a quarterly interest payment due on their respective shares of the Series A Convertible Preferred Stock.

On February 16, 2016, McCabe purchased 50,000 shares of the Stock on the open market at an average price per share of $0.67.

On March 31, 2016, McCabe and GME received 78,046 and 13,008 shares of Stock, respectively, as a quarterly interest payment due on their respective shares of the Series A Convertible Preferred Stock.

Effective April 4, 2016, Torchlight Energy Inc., a wholly-owned subsidiary of the Issuer (“TEI”) and MPC entered into a purchase agreement (the “Hazel Project Agreement”), pursuant to which TEI acquired from MPC a 66.66% working interest in approximately 12,000 acres in the Midland Basin in exchange for, among other things, 1,500,000 warrants to purchase the Stock with an exercise price of $1.00 for five years (the “MPC Warrant”).

The foregoing descriptions of the transactions contemplated by the Hazel Project Agreement do not purport to be complete and are qualified in their entirety by the description of the Hazel Project Agreement set forth in the Quarterly Report on Form 10-Q filed by the Issuer on August 15, 2016 and the actual text of the Hazel Project Agreement, a copy of which is attached hereto as Exhibit 99.6.

On June 8, 2016, McCabe and GME received 59,178 and 9,863 shares of Stock, respectively, as a quarterly interest payment due on their respective shares of the Series A Convertible Preferred Stock.

Also on June 8, 2016, McCabe and GME received 2,608,696 and 434,783 shares of Stock, respectively, as a result of the mandatory conversion of their respective shares of Series A Convertible Preferred Stock into Stock in accordance with the terms of the Certificate.

On January 30, 2017, McCabe assigned 521,739 warrants to Line Drive Energy, LLC, an entity wholly owned by McCabe (“Line Drive”) that were previously issued to McCabe pursuant to the Securities Purchase Agreement. Also on January 30. 2017, the Issuer and its wholly-owned subsidiary, Torchlight Acquisition Corporation, a Texas corporation (“TAC”), entered into and closed an Agreement and Plan of Reorganization and Plan of Merger with Line Drive, under which agreements TAC merged with and into Line Drive and the separate existence of TAC ceased, with Line Drive being the surviving organization and becoming a wholly-owned subsidiary of the Issuer (the “Line Drive Merger”). In connection with the Line Drive Merger, the Issuer’s shares of common stock of TAC converted into a membership interest of Line Drive, the membership interest in Line Drive held by McCabe immediately prior to the Line Drive Merger ceased to exist, and McCabe received 3,301,739 restricted shares of Stock as consideration therefor. A Certificate of Merger for the merger transaction was filed with the Secretary of State of Texas on January 31, 2017.

Also on January 30, 2017, TEI entered into and closed a Purchase and Sale Agreement (the “Wolfbone Agreement”) with Wolfbone Investments, LLC, an entity wholly owned by McCabe (“Wolfbone”). Under the Wolfbone Agreement, Wolfbone agreed to, among other things, cause MPC to cancel the 1,500,000 MPC Warrants, which warrant cancellations were effected through certain Warrant Cancellation Agreements.

The foregoing descriptions of the transactions contemplated by the Line Drive Merger and the Wolfbone Agreement do not purport to be complete and are qualified in their entirety by the description of such transactions set forth in the Current Report on Form 8-K filed by the Issuer on February 3, 2017, the actual text of the Agreement and Plan of Reorganization and Plan of Merger dated January 30, 2017 by and between TAC and Line Drive, a copy of which is attached hereto as Exhibit 99.7, and the actual text of the Wolfbone Agreement, a copy of which is attached hereto as Exhibit 99.8.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Clauses (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)

Reporting Persons

McCabe

McCabe is the beneficial owner of a total of 11,148,390 shares of the Stock, which constitutes approximately 19.2% of the outstanding shares of the Stock. Such shares include: (i) 10,264,335 shares owned beneficially and of record by McCabe, and (ii) 884,055 shares beneficially owned by GME (comprised of 797,099 shares owned beneficially and of record by GME and 86,956 shares issuable upon exercise of warrants issued to GME), of which McCabe may be deemed to hold beneficial ownership as a result of his ownership of 50% of the outstanding membership interests of GME.

GME

GME is the beneficial owner of 884,055 shares of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock. Such shares include (i) 797,099 shares owned beneficially and of record by GME, and (ii) 86,956 shares issuable upon exercise of warrants issued to GME.

(b)

Reporting Persons

McCabe

McCabe has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 10,264,335 shares of the Stock. McCabe may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 797,099 shares of the Stock owned of record by GME (and the 86,956 shares issuable upon exercise of warrants issued to GME) based on his ownership of 50% of the outstanding membership interests of GME .

GME

GME has the sole power to vote or direct the vote and to dispose or to direct the disposition of an aggregate of 797,099 shares of the Stock (and the 86,956 shares issuable upon exercise of warrants issued to GME).

Clause (c) of Item 5 is hereby amended to add the following to the end of the paragraph regarding McCabe as a Reporting Person:

As more fully described in Item 3 above (which is incorporated herein by reference), the following transactions were effected in the last 60 days or since the most recent filing of Schedule 13D:

(1) On September 30, 2015, McCabe received 97,772 shares of Stock as a quarterly interest payment due on his shares of Series A Convertible Preferred Stock.

(2) On December 31, 2015, McCabe received 78,904 shares of Stock as a quarterly interest payment due on his shares of the Series A Convertible Preferred Stock.

(3) On February 16, 2016, McCabe purchased 50,000 shares of the Stock on the open market at an average price per share of $0.67.

(4) On March 31, 2016, McCabe received 78,046 shares of Stock as a quarterly interest payment due on his shares of the Series A Convertible Preferred Stock.

(5) On April 4, 2016, MPC was issued 1,500,000 MPC Warrants.

(6) On June 8, 2016, McCabe received (a) 59,178 shares of Stock as a quarterly interest payment due on his shares of the Series A Convertible Preferred Stock, and (b) 2,608,696 shares of the Stock as a result of the conversion of his shares of Series A Convertible Preferred Stock into Stock in accordance with the terms of the Certificate.

(7) On January 30, 2016, McCabe received 3,301,739 restricted shares of Stock pursuant to the Line Drive Merger, and MPC cancelled 1,500,000 MPC Warrants in connection with the transactions contemplated by the Wolfbone Agreement.

Clause (c) of Item 5 is hereby amended to add the following to the end of the paragraph regarding GME as a Reporting Person:

As more fully described in Item 3 above (which is incorporated herein by reference), the following transactions were effected in the last 60 days or since the most recent filing of Schedule 13D:

(1) On September 30, 2015, GME received 16,295 shares of Stock as a quarterly interest payment due on its shares of Series A Convertible Preferred Stock.

(2) On December 31, 2015, GME received 13,150 shares of Stock as a quarterly interest payment due on its shares of the Series A Convertible Preferred Stock.

(3) On March 31, 2016, GME received 13,008 shares of Stock as a quarterly interest payment due on its shares of the Series A Convertible Preferred Stock.

(4) On June 8, 2016, GME received (a) 9,863 shares of Stock as a quarterly interest payment due on its shares of the Series A Convertible Preferred Stock, and (b) 434,783 shares of the Stock as a result of the conversion of its shares of Series A Convertible Preferred Stock into Stock in accordance with the terms of the Certificate.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following:

Exhibit 99.6 – Purchase Agreement by and among TEI, MPC and the Issuer, dated as of April 4, 2016 (incorporated by reference to Exhibit 10.21 of Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on August 15, 2016).

Exhibit 99.7 – Agreement and Plan of Reorganization and Plan of Merger by and between Line Drive and TAC, dated as of January 30, 2017 (incorporated by reference to Exhibit 10.12 of Annual Report on Form 10-K filed by Issuer with the Securities and Exchange Commission on March 31, 2017).

Exhibit 99.8 – Purchase and Sale Agreement by and between TEI and Wolfbone, dated as of January 30, 2017 (incorporated by reference to Exhibit 10.13 of Annual Report on Form 10-K filed by Issuer with the Securities and Exchange Commission on March 31, 2017).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 12, 2017

/s/ Greg McCabe

G MC EXPLORATION, LLC

By:	/s/ Greg McCabe
Name:	Greg McCabe
Title:	President